UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of: February 2022
Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.
(Exact Name of registrant as specified in its charter)

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

Effective as of February 28, 2022, Ms. Dafna Gruber resigned from the board of directors (the “Board”) of Cognyte Software Ltd. (the “Company”) and from the Audit Committee (the “Audit Committee”) and the Nominating and Governance Committee of the Board. Ms. Gruber’s resignation from the Board and the committees thereof is due to Ms. Gruber’s desire to devote time to other commitments and is not the result of any disagreement with the Company on any matter relating to the Company’s business, operations, policies or practices.

Concurrently with Ms. Gruber’s resignation, the Board, in accordance with its authority to fill vacancies in the Board pursuant to Article 41 of the Company’s Amended and Restated Articles of Association (the “Articles”), appointed Ms. Dafna Sharir to the Board. Ms. Sharir will serve as a Class II director under the Articles and her term will expire at the annual general meeting of shareholders of the Company to be held in 2023. In addition, the Board appointed Ms. Sharir to the Audit Committee.

Ms. Sharir also serves as an independent director and chairman of the compensation committee at Ormat Technologies Inc., a New York Stock Exchange listed company, and as an independent director and a member of the audit committee at Gilat Satellite Networks Ltd., a NASDAQ listed company. In addition, Ms. Sharir provides business development consulting services to different companies with special focus on strategic acquisitions and partnerships. Ms. Sharir has held in the past various senior positions, including as an M&A advisor to Ofer Group and Israel Corp with special focus on international investments, and as Senior Vice President Investments at AMPAL, in charge of divestitures and acquisitions. Prior to AMPAL, Ms. Sharir worked at Amdocs, where she focused on strategy, acquisitions, and post-merger integration.

This information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form S-8 (Registration Nos. 333-252565).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

February 28, 2022	By:	/s/ Ziv Levi
Ziv Levi
Chief Legal Officer